FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  16 March 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
INTERNATIONAL POWER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
PURSUANT TO (i) ABOVE

3. Name of person discharging managerial responsibilities/director

a)PETER BARLOW
b)SEAN NEELY
c)STEPHEN RAMSAY
d)RANALD SPIERS


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

PURSUANT TO 3. ABOVE


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURSUANT TO 3. ABOVE


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

a)PETER BARLOW
b)SEAN NEELY
c)STEPHEN RAMSAY
d)RANALD SPIERS


8 State the nature of the transaction

a) PETER BARLOW
Exercised 132,125 Unapproved Options at 62.32p per share

b) SEAN NEELY
Exercised 88,253 Unapproved Options at 62.32p per share
Sold 88,253 shares at 276.6975p per share.

Exercised 14,219 Unapproved Options at 209.22p per share
Sold 14,219 shares at 276.6975p per share

Exercised 6,093 Unapproved Options at 209.22p per share
Sold 6,093 shares at 276.6975p per share

c) STEPHEN RAMSAY
Exercised 108,311 Unapproved Options at 62.32p per share
Sold 108,311 shares at 278.7149p per share

d) RANALD SPIERS
Exercised 88,505 Unapproved Options at 62.32p per share
Sold 68,505 shares at 276.6975p per share


9. Number of shares, debentures or financial instruments relating to shares acquired
437,506

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.00296%

11. Number of shares, debentures or financial instruments relating to shares disposed

285,381


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0193%


13. Price per share or value of transaction

SEE 8. above


14. Date and place of transaction

14 MARCH 2006, LONDON


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not Applicable


16. Date issuer informed of transaction

14 MARCH 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
Not Applicable

18. Period during which or date on which it can be exercised
Not Applicable

19. Total amount paid (if any) for grant of the option
Not Applicable

20. Description of shares or debentures involved (class and number)
Not Applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
Not Applicable

22. Total number of shares or debentures over which options held following notification
Not Applicable

23. Any additional information
Not Applicable

24. Name of contact and telephone number for queries

AARTI SINGHAL - INVESTOR RELATIONS - + 44(0)20 7320 8788

Name and signature of duly authorised officer of issuer responsible for making notification

STEPHEN RAMSAY, COMPANY SECRETARY

Date of notification

15 MARCH 2006




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary